

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

January 19, 2011

Mr. Jeffrey S. Barocas
Vice President – Finance and CFO
Ocean Bio-Chem, Inc.
4041 S.W. 47 Avenue
Fort Lauderdale, FL 33314

   RE: Ocean Bio-Chem, Inc.
      Item 4.01 Form 8-K filed January 10, 2011
      Item 4.01 Form 8-K/A filed January 18, 2011
      File No. 0-11102

Dear Mr. Barocas:

   We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           Jeffrey Gordon
           Staff Accountant